                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                        Information Statement pursuant to

                              Rule 13d-1 and 13d-2

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                               HealthTronics, Inc.
                            ------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                ------------------------------------------------
                         (Title of Class of Securities)

                                   42222L-10-7
                            ------------------------
                                 (CUSIP Number)

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                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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                                                             (Page 2 of 6 Pages)

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMT Group
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION:                Switzerland

--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER

  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------

    EACH
  REPORTING       --------------------------------------------------------------
PERSON WITH       6.  SHARED VOTING POWER

                           1,990,900 shares
                  --------------------------------------------------------------
                  7.  SOLE DISPOSITIVE POWER




                  --------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER

                           1,990,900 shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                           1,990,900 shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                            18.6%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------

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                                                               Page 3 of 6 Pages



ITEM 1 (A).       NAME OF ISSUER

                  HealthTronics, Inc.

ITEM 1 (B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  425 Franklin Road, Suite 545
                  Marietta, GA  30067

ITEM 2 (A).       NAME OF PERSON FILING.

                  The reporting person is HMT Group.

ITEM 2 (B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

                  The principal business address of HMT Group is:

                  Kreuzlinger Strasse 5
                  CH-8574 Lengwil, Switzerland

ITEM 2 (C).       CITIZENSHIP.

                  Switzerland.

ITEM 2 (D).       TITLE OF CLASS OF SECURITIES.

                  Common stock, no par value per share.

ITEM 2 (E).       CUSIP NUMBER.

                  42222L-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-A (B) OR A3D-2 (B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable. This statement is filed pursuant to Rule 13d-1
                  (d).

ITEM 4.           OWNERSHIP.

       (a)        Amount beneficially owned by reporting person as of December
                  31, 1999:

                                           1,990,900 Shares

       (b)        Percent of Class:          18.6%








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                                                               Page 4 of 6 Pages


(c) Number of shares as to which such person has (see notes):

                  (i)      Sole power to direct the vote:

                                           0   shares

                  (ii)     Shared power to vote or to direct the vote:

                                           1,990,900   shares

                  (iii)    Sole power to dispose or direct the disposition of:

                                           0  shares

                  (iv)     Shared power to dispose or direct the disposition of:

                                           1,990,900 shares

Notes:

                  Not applicable






ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.









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                                                               Page 5 of 6 Pages




ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Joachim Voss
                  Karl Heinz Restle
                  Dr. Werner Schwarze
                  Walter Ubelacker

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

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                                                               Page 6 of 6 pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      2/14/2000
                                               ---------------------------
                                                          (Date)


                                               /s/ HMT Group
                                               ---------------------------
                                                       (Signature)


                                               HMT Group
                                               ---------------------------
                                                      (Name/Title)